Item 7
 BlackRock Advisors, LLC
 BlackRock Investment Management (UK) Limited
 SpiderRock Advisors, LLC
 BlackRock (Luxembourg) S.A.
 BlackRock Fund Advisors
 Aperio Group, LLC*
 BlackRock Institutional Trust Company, National Association
 BlackRock Financial Management, Inc.
 BlackRock Japan Co., Ltd.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.